Exhibit 99.1

2 This presentation of PolyPid Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses statements relating to our objectives, plans, and strategies, the expected timing of trials, the research, development, and use of our platform technologies, technologies, products and product candidates, and all statements (other than statements of historical facts) that address activities, events, or developments that the Company intends, expects, projects, believes, or anticipates will or may occur in the future . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20 - F, filed with the SEC on March 5 , 2021 . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . Disclaimer

PolyPid Overview

PolyPid is a Phase 3 clinical-stage biopharmaceutical company focused on developing targeted, locally administered and prolonged release therapeutics to address diseases with high unmet medical needs

Polymer-Lipid Encapsulation matriX (PLEX) Platform

Our proprietary matrix of several thousand layers of polymers and lipids that physically embed an active drug and enable a customizable, predetermined release rate of up to several months

Lead Product

D-PLEX$_{100}$ is currently in Phase 3 development for the prevention of surgical site infections (SSIs) following abdominal (soft tissue) or post-cardiac sternal (bone) surgeries

101
issued patents[1]

>80
employees[1]

HQs
Global: Petach Tikva, Israel
US: Summit, NJ

POLYPID

[1]*As of June 2021.*

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4 Toxic zone Therapeutic window PL E X Other local platforms Hours up to days Weeks up to months C on ce n t r a t i on D - PLEX 100 – Localized Drug Delivery System that is Optimized for the Management of Surgical Site Infections (SSIs) 1 2 3

D-PLEX$_{100}$ - Localized Drug Delivery System Optimized for Prevention of SSIs

- ✓ **Active Ingredient:** Doxycycline (broad spectrum antibiotic)
- ✓ **Release Duration:** Prolonged effect up to 4 weeks
- ✓ **Indication:** prevention of post cardiac surgery sternal infection and post abdominal surgery incisional infection
- ✓ **Release profile:** No Burst > Constant & linear release
- ✓ **Dosing:** Varies by incision size. 1 vial >10cm, 10cm < 2vials > 20cm, 3 vials >20cm
- ✓ **Effective release rate:** To overcome resistant bacteria & biofilm


D-PLEX, Sterile powder
Each vial contains 54.6 mg
(corresponds to 63.1 mg
Storage: Refrigerate 2°C
Trial Reference Code:
Box Number: QC3566
Trial Site: N/A
Investigator Name: N/A
Trial subject Number: N/A

POLYPID
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Pipeline Summary

Product candidate and indication	Preclinical	Phase 1	Phase 2	Phase 3	Key milestones
D-PLEX$_{100}$ Prevention of SSI **in soft tissue (abdominal)**	SHEILD 1 pivotal study for approval in colorectal surgery SHEILD 2 supplemental study for expanded indication				• SHIELD 1 approval sufficient for FDA approval • First Patient Enrolled in Jul. 2020 • Top-Line Results from First Phase 3 Trial Expected by End of 2021[1]
D-PLEX$_{100}$ Prevention of SSI **in bone tissue (sternum)**					• First Patient Enrolled in Feb. 2020[2]
OncoPLEX Intratumoral therapy					• Preclinical Stage

Unencumbered, late-stage pipeline with near-term value inflection

POLYPID

[1] Following the enrolment of 500 patients that will complete their 30 days follow-up in SHIELD I, the study design provides for a blinded sample size re-estimation based on the primary endpoint of the study in order to determine final patient sample size within the 616 to 900 patients range. We expect to report topline results from SHIELD I at the end of 2021 assuming the study will be completed at the lower range of the sample size.

[2] In December 2019, we initiated a potentially pivotal Phase 3 clinical trial of D-PLEX$_{100}$ for the prevention of sternal SSIs after cardiac surgery and, subject to feedback from the FDA, we plan to continue development of D-PLEX$_{100}$ for the prevention of SSIs in patients undergoing abdominal surgery. We intend to pursue a broad label for D-PLEX$_{100}$ for the prevention of SSIs, the scope of which will depend on the clinical data generated from our potentially pivotal Phase 3 clinical trials and discussions with the FDA and the EMA.

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The Burden of Surgical Site Infections

Up to 30%

Estimated SSI rate of patients undergoing colorectal surgery[1,2]

7-11 days

Additional post-operative hospital days for patients with SSIs[3]

20%

SSI rate of all health care-associated infections in US hospitals[3]

2-11x

Increased risk of death for SSI patient (up to 40% mortality after deep sternal infection)[1]

$11k-26k

Cost of treatment per infection directly attributable to SSIs

US $10bn EU ~€11bn

Estimated SSI-related incremental annual hospital costs in the US and EU[4, 5]

A Globally Recognized Problem

SSI GUIDELINES: What's New and What's Not

CDC CENTERS FOR DISEASE CONTROL AND PREVENTION

*"**The human and financial costs of treating surgical site infections (SSIs) are increasing**. The number of **surgical procedures performed in the United States continues to rise**, and surgical patients are initially seen with **increasingly complex comorbidities**." [7]*

World Health Organization

*"The **prevention of SSIs is complex and requires** the integration of a **range of preventive measures before, during, and after surgery**. No international guidelines are available…the **prevention of SSIs is a priority for patient safety**." [6]*

[1] Deverick J et al, Strategies to Prevent Surgical Site Infections in Acute Care Hospitals: 2014 Update, Infection Control and Hospital Epidemiology, 2014. [2] Estimated figures likely underestimated as ~50% of SSIs become evident only after a patient has been discharged. [3] Financial Impact of Surgical Site Infections on Hospitals. John Shepard and al. JAMA Surg. 2013;148(10):907-914. https://www.cagesideseats.com/wwe/2018/2/6/16980406/big-show-reveals-hip-surgery-complications ; [4] Surgical site infection - a European perspective of incidence and economic burden. Leaper DJ et al. Int Wound J. 2004 Dec;1(4):247-73. [5] ~€11bn represents the midpoint of the range discussed in WHO Global guidelines on the prevention of surgical site infection. Nov 2016: 29 ; [6] New WHO recommendations on intraoperative and postoperative measures for surgical site infection prevention: an evidence-based global perspective. Benedetta Allegranzi et al. Lancet Infect Dis. 2016 Dec;16(12):e288-e303. [7] Centers for Disease Control and Prevention Guideline for the Prevention of Surgical Site Infection, JAMA Surgery , Special Communication, 2017

POLYPID

7

Our Initial Focus: Enhancing Post-Operative SSI Prevention

The Current Paradigm



Supplemental oxygen delivery
Wound care
Systemic antibiotic prophylaxis
Maintain intra-operative normothermia
Maintain intra-operative glucose control
Skin preparation
Antiseptic sutures
"Topical" antiseptics/ antibiotics

Systemic Antibiotics Are Not Enough

- Systemic antibiotic prophylaxis (IV, Oral) ½ - 1-hour before the surgery is generally used to prevent SSIs
- But because of the surgical incision, the antibiotic penetration into the surgical wound is significantly limited (due to blood flow interruption) [1,2*]

In SSIs, the surgical incision becomes contaminated by bacteria



Our solution: Direct local antibiotic administration at the site

The Goal: effective and safe antibiotic concentrations over prolonged period within the surgical site

Selected Key Players

Medtronic — TYRX Absorbable Antibacterial Envelope

Johnson & Johnson — ETHICON

Smith&Nephew — PICO◊ 7

3M

Acelity — prevena

POLYPID

*Source: American College of Surgeons and Surgical Infection Society: Surgical Site Infection Guidelines, 2016 Update. Ban et al. J Am CollSurg Vol. 224, No. 1, January 2017 ; New WHO recommendations on intraoperative and postoperative measures for surgical site infection prevention: an evidence-based global perspective - Benedetta Allegranzi et al. The Lancet Infectious Diseases, Vol. 16, No. 12 *In CABG, left internal mammary artery (LIMA) harvesting further decrease antibiotic penetration ; Furthermore, Tissue perfusion is impaired in patients with diabetes or atherosclerosis, who are common in CABG / cardiac Surgery. 1 Cefazolin and linezolid penetration into sternal cancellous bone during coronary artery bypass grafting . Martin Andreas et al. European Journal of Cardio-Thoracic Surgery 48 (2015) 758–764 ; 2 Direct sternal administration of Vancomycin and Gentamicin during closure prevents wound infection. Andreas M. et al. Interactive CardioVascular and Thoracic Surgery (2017) 1–5.*

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9 Source: BCC research report Antibiotic drug reservoir PLEX TM matrix + antibiotic • PLEX technology to physically encapsulate a broad spectrum antibiotic • Designed to provide localized and prolonged infection management after surgery Example of surgeon spreading the D - PLEX 100 paste in an open - heart surgery D - PLEX 100 is a potential game changer in the prevention of SSIs D - PLEX 100 : locally - administered doxycycline • Administered directly in the surgical site • Local constant, effective concentration of antibiotic over prolonged duration (4 weeks) • Simple administration that requires no additional training

10 A Small Single Dose of D - PLEX 100 is Sufficient for High Local Concentrations for Several Weeks 55 - 164 mg Local delivery of doxycycline 60 pills = 6,000 mg Systemic formulation of doxycycline x1 x 4 0 - 115 D - PLEX 100 is designed to provide prolonged delivery following single administration and subsequent high local concentrations and has the potential to supersede existing antibiotic delivery systems, and may offer advantages over systemic treatments in the prevention of SSIs, including against many antibiotic - resistant bacterial strains

Phase 2: D-PLEX$_{100}$ for the Prevention of Post Abdominal Surgery (Soft Tissue) SSIs

Assess efficacy and safety of D-PLEX$_{100}$ for prevention of deep and incisional SSI after elective abdominal colon surgery

(prospective, multicenter, randomized, controlled, two arm study)





Primary Endpoint: Combined SSI and mortality rate at 30 days post Index Surgery*
Safety Assessment at 60 days post Index Surgery
0
30
60
Colorectal Surgery
1:1 Randomization
N=201
D-PLEX100 + SOC (N=101)
SOC (N=100)

Key secondary efficacy endpoints

- Number of hospitalization days post colorectal surgery due to SSI
- Average ASEPSIS assessment score during 30 days post-surgery
- Number of surgical interventions due to SSI

** SSI include Superficial and Deep SSIs ; Combined primary endpoint as confirmed by a Blinded and independent adjudication committee.*

POLYPID

11

12 Demographics and Baseline Data Summary Statistics Surgery P r oc e du r e La p a r os c o p y 66% Baseline demographic (Age, BMI etc) and surgical characteristics were balanced between the two treatment groups Laparotomy 34% Cancer 74% C r o hn ’ s disease 13% R ea son f or surgery O ther 13%

Positive Phase 2 Results in Abdominal Surgery

Primary Endpoint* ITT Analysis



24%
SOC
n=24
59% reduction
(p=0.0086)
10%
SOC+D-PLEX100
n=10
n=100
n=101

Primary Endpoint - Per Protocol Analysis



25%
SOC
n=23
69% reduction
(p=0.0024)
8%
SOC+D-PLEX100
n=7
n=91
n=88

- **5 deaths observed in the SoC treatment arm, as compared to zero observed in the D-PLEX$_{100}$ +SOC treatment arm within the first 60 days post-surgery *(p=0.0290)***
- **Generally well tolerated, with no confirmed drug-related SAEs and no increase in wound healing impairment at the incision site as compared to control**

POLYPID

** PEP is the Combined SSI and mortality rate which is measured by the number and proportion of subjects with either an SSI event (as determined by the abdominal surgery) or mortality or any reason within 30 days post index surgery.*

Note: The current standard of care for preventing SSIs involves the implementation of a range of treatment and prevention measures before, during and after surgery, including prophylactic antibiotic administration, antiseptic measures and wound care.

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D-PLEX in Sternal / Bone Surgeries

D-PLEX$_{100}$: P1b / 2 Open Heart Surgery Results[1]



Sternum Wound Infection Rate (%)
% of Sternum Wound infection
4.3%
0%
SOC
(n=23)
SOC + D-PLEX-100™
(n=58)

No Sternal Wound Infection in 58 Treated patients
(Based on recent literature, we would have expected ~3-5 patients with SWIs in the D-PLEX$_{100}$ treatment group and 1-2 patients in the SoC control group) [6-10]

D-PLEX$_{1000}$: Open-Tibia Fractures[11]

	D-PLEX$_{1000}$ + SoC	SoC
Deep bone infections[2] / non-union[3] rate (%)	0% (0/24)	11.1% (3/27)



D-PLEX$_{1000}$ + SoC
SoC
Time 0
6 months
Union
Union
Time 0
6 months
Non Union
Non Union

No deep bone infections after 6 months across 24 treated patients, in comparison with reported incidences in the literature ranging between 7% to 19%[4-5]

No treatment related SAEs

1 Modified ITT results, based on 3 months follow-up Clinical Study Report; [2] One event ; [3] Two events where another surgery and implantation of bone graft was needed ; [4] Prodromidis et al. The 6-Hour Rule for Surgical Debridement of Open Tibial Fractures: A Systematic Review and Meta-Analysis of Infection and Nonunion Rates. 2016 ; [5] Paletti FL et al. Current Concepts and Principles in Open Tibial Fractures - Part II Management and Controversies. 2017. [6] Adding vancomycin to perioperative prophylaxis decreases deep sternal wound infections in high-risk cardiac surgery patients. Reneike S. et al. European Journal of Cardio-Thoracic Surgery (2017) 1–7 [7] Direct sternal administration of Vancomycin and Gentamicin during closure prevents wound infection. Andreas M. et al. Interactive CardioVascular and Thoracic Surgery (2017) 1–5 [8] Prevention of surgical site sternal infections in cardiac surgery: a two-centre prospective randomized controlled study. Schimmer C et al. European Journal of Cardio-Thoracic Surgery (2016) 1–6. [9] Based on 3 months follow-up interim report. [10] Surgical Site Infections Volume-Outcome Relationship and Year-to-Year Stability of Performance Rankings. Calderwood MS. et al. Med Care 2017;55: 79–85; [11] Predecessor product candidate to D-PLEX100.

POLYPID

14

15 5 Trials Completed and Two Potentially Pivotal Phase 3 Trial Underway D - PLEX has already completed 5 clinical trials with c. 400 patient data set 1 st Soft Tissue (open abdominal surgery) Phase 3 Study 616 - 900 pts 60 centers in US, EU and IL 2 nd Soft Tissue (open abdominal and MIS) Phase 3 Study 900 - 1400 pts 60 centers in US, EU and IL Bone Tissue (Sternal wound infections in open - heart surgery) Phase 3 Study 1,284 - 1,600 pts 45 centers in US, EU and IL Pivotal Study Recruiting Supplement to NDA Recruiting Supplement to NDA

16 Recognizes the Potential Value of DPLEX 100 in SSI ▪ More frequent meetings with the FDA to discuss the development plan ▪ Eligible for accelerated approval and priority review, if relevant criteria are met ▪ Rolling Review ▪ All the benefits of Fast Track ▪ Additional 5 - years of market exclusivity ▪ Improved CMS add - on payment , increase of the NTAP from 50% to 75% ▪ All the benefits of Fast Track ▪ Intensive guidance from FDA on an efficient drug development program ▪ Organizational commitment from FDA involving senior managers 2 Fast Track Des i gn a ti o n s 2 Qualified Infectious Disease Product (QIDP) Designations B r ea k t h r ough Therapy Designation

D-PLEX$_{100}$ Could Provide Clinical Benefit in Broad Surgical Population

Soft Tissues

General Surgeries
- Open Abdominal/GI/Colorectal Surgeries
  - Stomach & Intestinal
  - Herniorrhaphies
  - Colorectal
  - Cholecystectomies
  - Appendectomies

Selected Gynecological / Urological Surgeries

Hysterectomies ; Salpingo-Oophorectomies & Oophorectomies ; Breast Reconstruction ; Prostatectomies ; Nephrectomies

Bone Tissues

Cardiac
- Open-Heart Surgeries (CABG, valve repair / replacement, heart / lung transplant, congenital defect repair)

Orthopedic
- Fractures
- Hip Arthroplasties (primary + Revision)
- Knee Arthroplasties (primary + Revision)
- Spine Fusions (Cervical, Thoracic and Lumbar)

US market represents c.14M major surgeries [1,2]

POLYPID

[1] Source: IQVIA PM&I Global FlexView. Internal analysis; *based on Current Clinical Development program and regulatory strategy* ; [2] *Mainly major Open-surgeries (except for Colorectal Surgeries).*

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Key CMS Programs are Strong Drivers for D-PLEX$_{100}$

HAC reduction

Hospital-Acquired Condition Reduction

- CMS's non-payment for HACs - SSIs
- Total Medicare payments to facilities reduced by 1%
- Payment adjusted on all CMS claims
- Public reporting of quality measures

HRRP

Hospital Readmissions Reduction

- Incentivize hospitals to decrease readmission rates (frequently are caused by HAIs)
- Payment reductions are applied (up to 3% of all Medicare base operating DRG payments)

VBP

Value-Based Purchasing

- CMS rewards acute-care hospitals with incentive or penalties for the quality of care they provide (up to 2% of DRG payment)
- Episodes of care for 90 days

In 2019, Medicare penalized 7 of the 21 hospitals on the U.S. News Best Hospitals Honor Roll[1]

BEST HOSPITALS USNews HONOR ROLL

Hospital	HAC penalty [2]	Readmission penalty [3]
UPMC Shadyside in Pittsburgh	$2,720,780	$977,439
Ronald Reagan UCLA Medical Center in L.A.	$2,400,390	$347,034
Keck Hospital of USC	$1,553,190	$92,152
Stanford Health Care's main hospital in Northern California	$3,704,170	$88,052
UCSF Medical Center in San Francisco	$3,388,430	$397,376
NewYork-Presbyterian/Weill Cornell Medical Center in Manhattan	$7,441,260	$1,677,600
Mayo Clinic's hospital in Phoenix	$1,787,440	$233,798

In fiscal 2020, CMS will withhold an estimated $563 million in Medicare payments to hospitals under the Hospital Readmissions Reduction Program[4]

POLYPID

Source: 1) Preeminent Hospitals Penalized Over Rates Of Patients' Injuries, Kaiser Health News, https://tinyurl.com/y5863xtl 2) Hospital Inpatient Pay-for-Performance Programs 2013-2021: Final Impact Summary, The Advisory Board analysis 3) https://www.cms.gov/Medicare/Medicare-Fee-for-Service-Payment/AcuteInpatientPPS/Readmissions-Reduction-Program 4) https://www.beckershospitalreview.com/finance/cms-penalizes-2-583-hospitals-for-high-readmissions-5-things-to-know.html

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Surgeons and non-surgeons anticipate high adoption rate of D-PLEX$_{100}$

Anticipated Use of D-Plex$_{100}$ By Surgery and Respondent Type

Surgeons

Abdominal n=17; Cardiac n=10; Orthopedic n=10


% of All Surgical Cases
51%
30%
57%
Abdominal Surgeries
Cardiac Surgeries
Orthopedic Surgeries

Non-Surgeons

n=34* (IDs n=7; Admins n=27)


58%
51%
34%
Abdominal Surgeries
Cardiac Surgeries
Orthopedic Surgeries

POLYPID

Source: Polypid market research , March 2021

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20 Feedback from the market research study "The fact that you leave it in there for 28 days, that's interesting ... because a lot of our wounds get infected way down the road . ” – Cardiac Surgeon “If there's a sustained release over a period of weeks, that would continue antibiotic presence in a wound that is trying to heal with open incision . This keeps the fires burning in terms of antibiotic presence . ” – Infectious Disease Specialist "Any infection needs to be reported. If there's a readmission for infection and that procedure was performed at the hospital, that case is reviewed by Head of Orthopedics and the Infectious Disease Specialist." – Orthopedic Surgeon “I think if Product X caused a 69% reduction in surgical site infection, I think anybody who wouldn't use it would be doing a detriment to the patient , if the contrast is so stark.“ – Colorectal/Abdominal Surgeon Source: Polypid market research , March 2021

PolyPid was granted Manufacturer Authorization and Good Manufacturing Practice (GMP) certification by Israel’s Ministry of Health (IMOH) and EU qualified person for its state - of - the - art ~10,500 square feet GMP manufacturing facility State - of - the - Art Manufacturing Facility • Investment – machinery, qualifications and validations • Supply capacity – meets commercial demand for at least 30 months from launch 21

22 Summa r y POLYPID is poised for potential near - term value creation • Pursuing expedited development pathway • Large and growing target market • Broad applicability of PLEX technology • Near - term value inflection points • Strong management team